VIA EDGAR

May 2, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	Ovid Therapeutics Inc.

Registration Statement on Form S-1

File No. 333-217245

Acceleration Request

Requested Date:             May 4, 2017

Requested Time:            4:00 P.M. Eastern Daylight Time

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citigroup Global Markets Inc. and Cowen and Company, LLC, as representatives of the several underwriters, hereby join Ovid Therapeutics Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-217245) to become effective on May 4, 2017, at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Additionally, pursuant to Rule 460 of the Act, we hereby advise you that approximately 750 copies of the Preliminary Prospectus, dated April 25, 2017, were distributed by us, as representatives of the several underwriters, through the date hereof:

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Brian Gleason
Name: Brian Gleason
Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name: Jason Fenton
Title: Managing Director

cc:	Mitchell S. Bloom, Goodwin Procter LLP

Edwin O’Connor, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Yaron Werber, Ovid Therapeutics Inc.

Laura A. Berezin, Cooley LLP

Divakar Gupta, Cooley LLP

Robert W. Phillips, Cooley LLP

Jaime L. Chase, Cooley LLP